UNITED STATES DISTRICT COURT
                             DISTRICT OF CONNECTICUT

- - - - - - - - - - - - - - - - - - - - - -x
PARK EAST INC. on behalf of itself         :
and all others similarly situated,         :
                                           :      Civil Action No:
                           Plaintiff,      :
                                           :      CLASS ACTION COMPLAINT
         - against -                       :      398CV00345      PCD
                                           :
ECHLIN INC., LARRY W. MCCURDY,             :
JOHN F. CREAMER, JR., MILTON P.            :
DEVANE, DONALD C. JENSEN,                  :
TREVOR O. JONES, JEROME G.                 :
RIVARD, JOHN E. ECHLIN, JR.,               :
WILLIAM P. NUSBAUM and                     :
RICHARD E. DAUCH,                          :      PLAINTIFF DEMANDS A
                                           :      TRIAL BY JURY
                                           :
                           Defendants,     :
- - - - - - - - - - - - - - - - - - - - - -x

         Plaintiff, by its attorneys, for its complaint against defendants, alleges upon personal knowledge with respect to paragraph 9, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

         1. Plaintiff brings this action as a class action on behalf of itself and all other stockholders of Echlin Inc. ("Echlin" or the "Company") against the directors and/or senior officers of Echlin to enjoin certain actions of the Company and the Director Defendants (as defined herein) which are intended to thwart any takeover of the Company, as more fully described below.

         2. In particular, Echlin's shareholders are currently being deprived of the opportunity to realize the full benefits of their investment in Echlin. Among other things, the director defendants have failed to adequately consider and embrace a premium offer to acquire control of Echlin by SPX Corp. ("SPX"). The director defendants are utilizing their fiduciary positions of control over Echlin to thwart SPX and others in their legitimate attempts to acquire the Company.

         3. In addition, defendants, in anticipation of such unsolicited bids, have implemented or are using several antitakeover devices, including, but not limited to, a "poison pill." Unless defendants are prevented from using these defensive devices improperly, SPX and other potential suitors will effectively be prevented from consummating any legitimate offers for Echlin. Also, certain Connecticut statutes, which are discussed in detail below, will similarly thwart any legitimate SPX offer or other offers from any potential acquiror, unless Echlin takes affirmative steps to disarm the impact of these statutes. The statutes, therefore, violate the Commerce Clause, the Supremacy Clause and the Due Process Clause of the United States Constitution.

         4. Such action and inaction represent an effort by the Director Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

         5. The Director Defendants are abusing their fiduciary positions of control over Echlin to thwart legitimate attempts at acquiring the Company and are seeking to entrench themselves in the management of the Company. The actions of the Director Defendants constitute a breach of their fiduciary duties to maximize shareholder value, to not consider their own interests over those of the Company, and to respond reasonably and on an informed basis to bona fide offers for the Company.

                             JURISDICTION AND VENUE

         6. This action is brought pursuant to the Supremacy Clause (art. VI, cl. 2), the Commerce Clause (art. I,section 8, cl. 3) and the Due Process Clause (amends. V and XIV) of the United States Constitution; principles of common law; and the federal Declaratory Judgments Act, 28 U.S.C.section 2201. Pursuant to Rule 24(c) of the Federal Rules of Civil Procedure, plaintiff calls the attention of the Court to 28 U.S.C.section 2403, pursuant to which the Court shall notify the state attorney general of any action in which the constitutionality of any statute of a state is drawn into question.

         7. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. sections 1331 and 1367(a).

         8. Venue is proper in this district pursuant to 28 U.S.C. sections 1391(a)-(c).

                                   THE PARTIES

         9. Plaintiff Park East Inc. is and has been, at all time relevant to this action, the owner of Echlin common stock.

         10. Defendant Echlin is a Connecticut corporation with its principal executive offices located at 100 Double Beach Road, Branford, Connecticut 06405. Echlin is a worldwide manufacturer of a range of motor vehicle parts. The Company manufactures and distributes motor vehicle brake, engine, power transmission, steering and suspension system parts.

         11. Defendants Larry W. McCurdy ("McCurdy"), John F. Creamer, Jr., Milton P. Devane, Donald C. Jensen, Trevor O. Jones, Jerome G. Rivard, John E. Echlin, Jr., William P. Nusbaum and Richard E. Dauch. In addition, defendant McCurdy is the Chairman, President and Chief Executive Officer of the Company and defendant Jones is Vice Chairman of the Company.

         12. By virtue of their positions as directors and/or officers of Echlin and their exercise of control over the business and corporate affairs of Echlin, the Echlin officers and directors named as defendants herein (the "Director Defendants") have and at all relevant times had the power to control and influence, and did control and influence and cause Echlin to engage in the practices complained of herein. Each individual Defendant owed and owes Echlin and its public stockholders fiduciary obligations and were and are required to:
(i) use their ability to control and manage Echlin in a fair, just and equitable manner, (ii) act in furtherance of the best interests of Echlin and its stockholders; (iii) act to maximize shareholder value; (iv) refrain from abusing their positions of control; and (v) not favor their own interests at the expense of Echlin and its stockholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty, complete candor and due care.

         13. By virtue of the acts and conduct alleged herein, the Director Defendants, who control the actions of Echlin, are breaching their fiduciary duties to the public shareholders of Echlin.

         14. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his capacity as a director of the Company, and the liability of each arises from the fact that he or it has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

         15. Plaintiff brings this action pursuant to Rule 23 of the Federal Rules of Civil Procedure on their own behalf and as a class action on behalf of all shareholders of Echlin (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants) and their successors in interest (the "Class").

         16. This action is properly maintainable as a class action for the following reasons:

              (a) The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of December 31, 1997, Echlin reported that it had over 63.1 million shares of common stock outstanding, owned by thousands of shareholders of record and beneficial owners who are scattered throughout the United States.

              (b) There are questions of law and fact common to members of the Class which predominate over any questions affecting only individual members. The common questions include, inter alia:

                   (i) whether the anti-takeover protections of Connecticut Gen. Stat. sections 33-841, 33-842 and 33-844 are unconstitutional on their face or applied;

                   (ii) whether the Director Defendants are unlawfully impeding a potential acquisition of Echlin to the detriment of the shareholders of the Company, and have breached their fiduciary and other common law duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value by adopting strategies, policies and plans designed to thwart officers for Echlin and entrench defendants in their positions of control and failing to act with complete candor;

                   (iii) whether the Director Defendants have engaged and are continuing to engage in an unlawful plan or scheme to perpetuate their control over and enjoyment of the perquisites of office at the expense of Echlin's public shareholders;

                   (iv) whether defendants have breached and/or aided and

abetted the breach of fiduciary duties and other common law duties owed by them to plaintiff and other members of the Class; and

                   (v) whether plaintiff and other members of the Class are being and will continue to be irreparably injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

         (c) The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

         (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

         (e) Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

         17. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and defendants' violations of law will proceed without remedy. Defendants are acting in a manner which affects all shareholders in the same or similar fashion and would be subjected to potentially differing legal requirements or standards of conduct if this litigation were not certified to proceed as a class action on behalf of all Echlin shareholders.

                             SUBSTANTIVE ALLEGATIONS

A.       The Companies

         18. Echlin is a worldwide manufacturer of a range of motor vehicle parts. The Company manufactures and distributes motor vehicle brake, engine, power transmission, steering and suspension system parts.

         19. SPX is a Delaware corporation with its principal place of business located at 700 Terrace Point drive, Muskegon, Michigan. SPX is a global provider of vehicle service solutions to franchised dealers of motor vehicle manufacturers and independent service locations, service support to vehicle manufacturers and vehicle components to the worldwide motor vehicle industry.

B.       Echlin Ignores And Rebuffs SPX's Overtures

         20. On or about February 1997, John S. Blystone ("Blystone"), Chairman and Chief Executive Officer of SPX, met with defendant Jones -- who at the time was the Chairman and interim President and Chief Executive officer of the Company -- to explore the possibility of a business combination of the two companies. Despite the potential benefits to the Company of further discussing such a possibility or, at the very least, maintaining a dialogue with SPX, defendant Jones made no effort to follow-up on this initial contact.

         21. In the face of the Director Defendants' apathy towards discussing and considering a potential transaction between the companies, SPX continued to aggressively pursue discussions in an apparent effort to engage the Director Defendants in a meaningful dialogue. For example, in or about November 1997, Blystone met with defendant McCurdy -- who had succeeded Jones as President and CEO -- to discuss a strategic merger between the two companies. Then, on November 24, 1997, Patrick J. O'Leary, SPX's Vice President-Finance and Chief Financial Officer, met with Robert Tobey, Echlin's Vice President-Corporate Development. Following these meetings, SPX was informed that Echlin had no interest in pursuing a transaction.

         22. Unable to dislodge the Director Defendants from their unwillingness to seriously consider and evaluate a proposed transaction between the companies, on December 12, 1997, Blystone sent a letter to defendant McCurdy which described the strategic rationale of a business combination between the two companies and the benefits to Echlin's shareholders of a transaction. In that letter, Blystone also indicated that a potential offer would be in the $40ish range and that SPX was willing to revise its thinking on price if Echlin would be share information identifying more value in the transaction. In effect, Blystone was communicating a willingness to raise SPX's officer price if Echlin would engage in a meaningful exchange of business information with SPX beyond what was publicly available -- the Director Defendants never took any steps in this regard, thereby disregarding the possibility that they could have negotiated a significantly increased premium to the market price. Finally, Blystone asked McCurdy to share the letter with Echlin's Board of Directors.

         23. On December 17, 1997, Blystone received a letter from McCurdy that indicated that McCurdy had purportedly shared the letter with Echlin's Board. The Board was purportedly not interested in pursuing further discussions with SPX.

         24. On December 18, 1997, Blystone sent a letter to each member of Echlin's Board enclosing a copy of his December 12th letter and reiterating the benefits of a strategic merger of the companies. McCurdy responded by letter on December 23, 1997, and advised that the Echlin Board was of the "unanimous" view that the Company did not have an interest in the transaction.

         25. With its efforts to negotiate with Echlin frustrated by the Director Defendants' stonewalling, SPX took steps to take its offer directly to Echlin's shareholders. On January 6, 1998, SPX notified Echlin that it was that day filing a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 seeking to acquire up to 100% of the voting securities of the Company.

         26. Two days later, McCurdy wrote to Blystone, acknowledging the filing and indicating that Echlin was prepared to utilize its takeover defenses to thwart SPX's interest.

         27. On February 17, 1998, SPX sent a letter to Echlin's Board setting forth the proposed business combination and its merits and reaffirming its desire to negotiate a transaction with the Director Defendants. That same day, SPX also made a demand on Echlin that a special meeting of shareholders be called and held and, by separate letter, requested access to the Company's shareholder list for the purpose of communicating directly with the Company's shareholders.

C. SPX Announces Offer To Buy Echlin For A Substantial Premium To the Prevailing Market Price

         28. On February 17, 1998, SPX issued a press release announcing that it had made an offer to acquire Echlin for cash and SPX shares valued at $48 per Echlin share, for a total value of $3 billion. According to the press release, the offer consists of $12.00 cash and 0.4796 SPX share per Echlin share which, in aggregate, represents a 32% premium over the 30-day average trading price of Echlin.

         29. SPX further announced that it had received antitrust approval for the transaction on February 5, 1998, and that it had filed a registration statement with the Securities and Exchange Commission and will start an exchange offer for all outstanding Echlin shares as soon as its registration statement is cleared.

         30. SPX also described Echlin's takeover defenses and its plans to mount a proxy contest to challenge those defenses:

         Echlin has a poison pill, which purports to prevent the acquisition of more than 20% of Echlin shares without approval of Echlin's Board. Accordingly, SPX is filing preliminary materials today with the SE to solicit shareholder demands to call a special meeting to replace Echlin's entire Board with SPX's nominees. The SPC nominees, if elected, will take all action needed to facilitate consummation of SPX's offer, subject to their fiduciary duties as Echlin directors.

         Echlin is incorporated in Connecticut and, under that state's law, must give notice of a special meeting within 30 days of receiving demands by holders of 35% of its outstanding shares, and must hold the meeting within 60 days of giving notice. Because Echlin does not have a staggered board, the existing Board would be removed if more shareholders vote at the meeting in favor of removal than vote against removal; new directors would be elected by a plurality vote.

         31. SPX also revealed that it was going to solicit demands from the Echlin shareholders that a special meeting (the "Special Meeting") be called and held for the purpose of removing Echlin's Board of Directors. Under Connecticut law, Echlin is required to call a Special Meeting if 35% of the shareholders make such a demand on the Company.

 D. Echlin's Poison Pill And Other Defensive Measures

         32. Echlin has at its disposal various anti-takeover devices and other defensive measures -- including a Shareholder Rights Plan (i.e., a Poison Pill), various corporate by-laws structured to entrench management and the provisions of Connecticut Gen. Stat., Business Corporations, Business Combinations, sections 33- 841, 33-842 and 33-844, which the Director Defendants, in the pursuit of their entrenchment scheme, can and will utilize to block the Offer and fend off any threats to their control.

         1.       The Poison Pill

         33. Echlin has a number of anti-takeover provisions in place, such as its shareholders' "rights plan," better known as a "poison pill." In the event that a third-party (like SPX) acquires 20% or more of Echlin's shares, the "poison pill" enables all Echlin shareholders other than that third-party to purchase Echlin preferred shares at a substantial discount from market value.

         34. The Poison Pill has the effect of making it extraordinarily difficult, expensive and/or impossible for any potential acquiror not approved by management to acquire Echlin. As a result, the Poison Pill has the effect of precluding successful completion of even the most attractive offer for Echlin unless the Board acquiesces or approves, thus denying the Company's shareholders an opportunity to make their own choice.

         35. By adopting the Poison Pill, the Company's directors caused a fundamental shift of power from Echlin shareholders to themselves. The Poison Pill thus permits the Director Defendants to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers through their power to redeem or to refuse to redeem the Rights.

         36. This fundamental shift of control of the Company's destiny from its public shareholders to Echlin's Board of Directors results in a heightened fiduciary duty on the part of the Board to consider, in good faith, a third-party bid, and further requires the directors to pursue a third-party's bona fide interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

         2. The Connecticut Business Combination Statutes

         37. The Company and the Director Defendants also have at their disposal the anti-takeover protections of Connecticut Gen. Stat., Business Corporations, Business Combinations, sections 33-841, 33-842 and 33-844.

         38. Under sections 33-841 and 33-842 of Connecticut Gen. Stat., Business Corporations, Business Combinations, any business combination with an "Interested Shareholder" (i.e. an owner of 10% or more of the shares) that was not approved by the Board of Directors prior to the 10% Acquisition must be approved by the Board of Directors, plus 80% of the voting power of the outstanding shares of voting stock of the corporation plus two-thirds of the voting power not controlled by the Interested Shareholder or meet certain stringent conditions regarding minimum price and type of consideration.

         39. Under section 33-844 of Connecticut Gen. Stat., Business Corporations, Business Combinations (together with sections 33-841 and 33-842, the "Connecticut Anti-Takeover Statutes"), an Interested Shareholder (like SPX) cannot engage in a business combination with a Connecticut corporation for five years following the date upon which the Interested Shareholder became such unless the acquisition of the shares or the business combination is approved by the Connecticut Corporation's Board in advance and by the majority of the non-employee directors on the Board before the date of the 10% acquisition.

         40. The combined effect of the Connecticut Anti-Takeover Statutes is to frustrate and impede the ability of Echlin shareholders to decide for themselves whether they wish to receive the benefits of any unsolicited offer, including the SPX tender offer and proposed second-step merger. These devices unreasonably and inequitably frustrate and impede the ability of the shareholders to maximize the value of their Echlin holdings. The failure of Echlin and its Board to adopt a by-law opting out of the Connecticut Anti-Takeover Statute, to adopt a resolution approving the SPX tender offer and any other unsolicited bid, or alternatively, to employ such defenses in a fair and non-coercive manner, are or will breach, or threaten to breach the Director Defendant's fiduciary duties to stockholders and thus are a violation of Connecticut law. In addition, the effect of the Connecticut Anti-Takeover Statutes generally, and specifically as applied here, is to unconstitutionally interfere with interstate commerce and the Class members due process rights, particularly in light of SPX's announced and imminent takeover efforts.

                        Declaratory and Injunctive Relief

         41. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C.section 2201 and Fed. R. Civ. paragraph 57 and 65. A substantial controversy presently exists, as demonstrated by: (a) Echlin's rebuff of SPX's overtures of February 1997 for the acquisition of Echlin, (b) Echlin's unwillingness even to seriously consider or discuss a combination or merge with SPX or any other possible acquiror and (c) Echlin's failure to redeem or amend the Poison Pill, and/or retract any of its other takeover defenses including those in Echlin's by-laws and those unconstitutionally and impermissibly afforded by the Connecticut Anti-Takeover Statutes or to use those defenses in a proper way. The shareholders' interests in maximizing the value of their Echlin holdings is adverse to "the interests of the Director Defendants in their desire to retain their positions on the Echlin Board. The existence of this controversy is causing confusion and uncertainty in the market tor public securities because investors do not know whether they will be able to avail themselves of an advantageous financial offer. The granting of the requested declaratory and injunctive relief will serve the public interest by affording relief from such uncertainty and by avoiding delay.

                                     COUNT I

                    For Injunctive and Declaratory Relief --
             Unconstitutionality of the Connecticut Business Statute

         42. Plaintiff repeats and realleges each allegation set forth herein.

         43. This claim arises under the Commerce, Supremacy and Due Process Clauses of the United States Constitution.

         44. SPX's offer constitutes a substantial securities transaction in interstate commerce, employing interstate instrumentalities and facilities in the communication of the Offer, and in transactions for the purchase and sale of Echlin's securities occurring across state lines.

         45. The Connecticut Anti-Takeover Statutes violate the Commerce Clause because they impose direct, substantial and adverse burdens on interstate commerce that are excessive in relation to the local interests purportedly served by the statutes. Among other things, the Statutes make it more difficult to accomplish transactions which Echlin shareholders may otherwise deem to be in their best interests, because the Statutes vest the boards of Connecticut companies with ultimate power to thwart potential business combinations.

         46. The Connecticut Anti-Takeover Statutes are unconstitutional and null and void on their face under the Commerce Clause. In addition, the Connecticut Anti-Takeover Statutes are unconstitutional and null and void under the Commerce Clause in their application under the circumstances of this case. Echlin shareholders may be effectively prevented from accepting the SPX offer or any other offer to the extent the Board of Echlin exercises its rights under the Connecticut Anti-Takeover Statutes in furtherance of its course of entrenchment. Accordingly, the undue burden on interstate commerce that is created by these statutes has a direct and substantial impact in this case.

         47. The Connecticut Anti-Takeover Statutes also violate the Supremacy Clause of the United States Constitution. SPX's offer is subject to, among other things, the federal laws and regulations governing tender offers, including the Williams Act amendments to the Securities Exchange Act, 15 U.S.C. sections 78m and 78n, and the rules and regulations promulgated thereunder. The Williams Act is intended to establish even-handed regulation of tender offers which favors neither the offeror nor incumbent management of the target but leaves the decision concerning the merits of the offer to the target's stockholders.

         48. By establishing policies, standards and procedures that conflict with and are obstacles to the policies implemented by Congress by means of the Williams Act and the rules and regulations promulgated thereunder, the Connecticut Business Combination Statutes are invalid and unconstitutional as applied to the SPX's offer under the Supremacy Clause of the United States Constitution, art. VI, cl. 2, which accords supremacy to federal law over conflicting state law, and violate and are preempted by Section 28(a) of the Securities Exchange Act of 1934, (the "Exchange Act") 15 U.S.C.section 78bb, which prohibits and preempts state regulation that conflicts with the provisions of the Exchange Act and the rules and regulations thereunder.

         49. The Connecticut Anti-Takeover Statutes also violate the Due Process Clause of the United States Constitution. The Statutes prevent plaintiff and the other members of the Class from maximizing the value of their Echlin holdings due to the Director Defendant's entrenching efforts. Thus, those persons, acting under color of state law, are diminishing the property interest of all class members. The class members are thus being deprived of fundamental freedoms and property interests guaranteed by the Due Process Clause of the United States Constitution.

         50. Plaintiff seeks declaratory relief with respect to the unconstitutionality of the Connecticut Anti-Takeover Statutes, pursuant to the Federal Declaratory Judgments Act, 28 U.S.C.section 2201, and injunctive relief against the application and enforcement of these unconstitutional Statutes. Plaintiff and the Class members are or will be irreparably and imminently injured by the wrongs alleged herein.

         51.      Plaintiff and the class have no adequate remedy at law.

                                    COUNT II

                             Against All Defendants
                         For Breach Of Fiduciary Duties

         52. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth in this paragraph.

         53. The Company and Director Defendants have taken no affirmative steps to facilitate SPX's premium offer. To act consistent with their fiduciary duties, the Director Defendants should evaluate all available alternatives, including further negotiating with SPX, which they have failed to do.

         54. The Director Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to maximize shareholder value and explore in good faith the SPX proposal. In addition, the Director Defendants have the responsibility to act independently so that the interests of Echlin's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the marker to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value and act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

         55. Echlin represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial control premium which SPX is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide for an acquisition for all shares at a very attractive price.

         56. Echlin's Board and its top management have frustrated SPX's current acquisition overtures and offers, even though these proposals would result in Echlin's shareholders receiving a substantial premium over the then market-price of Echlin stock. The Director Defendants have done this because they know that in the event Echlin were acquired by any potential bidders, most or all of the directors of Echlin and its senior management would, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus an acquisition would bring an end to their power, prestige and profit. In so acting, Echlin's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of Echlin and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

         57. The Poison Pill and Echlin's other anti-takeover defenses are wrongfully being used in a discriminatory manner to preclude SPX's premium acquisition proposal or any other competing bid. Given the premium and non-coercive nature of SPX's offer, and its substantial value to Echlin's stockholders, the Director Defendants should not be permitted to deny the Company's stockholders this opportunity. Defendants' use of Echlin's poison pill or other anti-takeover devices to block SPX's offer constitutes an unreasonable and draconian response thereto in violation of the fiduciary duties owed to Echlin's stockholders.

         58. By virtue of the acts and conduct alleged herein, the Director Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of Echlin and thereby entrench themselves in their offices, and positions within the Company. The Director Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

         59. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling Echlin.

         60. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants' actions are inflicting or threaten to inflict.

         61. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and other members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of Echlin at a substantial premium, all to the irreparable harm of plaintiff and the other members of the Class.

         62. Plaintiff and the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         A. Declaring this to be a proper class action and certifying plaintiff as class representative;

         B. Declaring that the Connecticut Anti-Takeover Statutes, either generally or as applied here, are unconstitutional;

         C. Ordering the Director Defendants to carry out their fiduciary duties to plaintiff and other members of the Class by announcing their intention to:

                  (i) cooperate fully with any entity or person, including, but not limited to, SPX, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

                  (ii) immediately undertake an appropriate evaluation of Echlin's worth as a merger or acquisition candidate;

                  (iii) make all appropriate steps to effectively expose Echlin to the marketplace in an effort to create an active auction of the Company;

                  (iv) act independently so that the interests of the Company's public shareholders will be protected; and

                  (v) adequately ensure that no conflicts of interest exist between the Director Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of Echlin.

         D. Declaring that the Director Defendants have violated their fiduciary duties to the Class;

         E. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office or to unduly impede the Offer, including, without limitation, any by-law amendments that impair the Company's stockholders' existing rights to amend the by-laws and/or to call a special stockholders' meeting;

         F. Ordering the Director Defendants to take steps to facilitate a premium acquisition by utilizing the Company's antitakeover defenses, including the Rights Plan and the Connecticut Anti-Takeover Statutes (if they are not stricken) exclusively in a manner designed to maximize shareholder value;

         G. Ordering the Director Defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

         H. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

         I. Granting such other and further relief as may be just and proper.

                                   JURY DEMAND

         Plaintiff demands a trial by jury of all issues so triable.

DATED: February 19, 1998

                                           HARRIS BEACH & WILCOX

                                           By: /s/ J. Daniel Sagarin
                                             ------------------------------
                                             J. Daniel Sagarin
                                             Federal Bar No. CT04289
                                             Elias A. Alexiades
                                             Federal Bar No. CT03543

                                           147 N. Broad Street
                                           P.C. Box 112
                                           Milford, Connecticut 06460
                                           (203) 877-8000

                                           MILBERG WEISS BERSHAD
                                                HYNES & LERACH LLP

                                           David J. Bershad
                                           Steven O. Schulman
                                           Samuel H. Rudman
                                           One Pennsylvania Plaza
                                           New York, NY 10119
                                           (212) 594-5300

                                           Harold E. Soicher, Esq.
                                           600 Old Country Road
                                           Garden City, NY 11530
                                           (516) 228-9514